Brisset Beer International, Inc.
370 Guy Street, Suite G9
Montreal, Quebec, Canada H3J 1S6

May 17, 2016
BY EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: Brisset Beer International, Inc.
File Registration No. 333-211056
Gentlemen:
In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), Brisset Beer International, Inc. (the "Company") hereby requests that the Registration Statement described above (the "Registration Statement") be accelerated so that it will become effective at 10:00 am on Thursday, May 19, 2016, or as soon as practicable thereafter.  In connection with such request, the undersigned hereby acknowledges the following:
1.            Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.
2.            The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in their filing.
3.            The Company may not assert the declaration of effectiveness or the staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions regarding this matter, please do not hesitate to call David Lubin, Esq., counsel for the Company, (516) 592-6743, email address dlubin@abramslaw.com.

Thank you for your attention to this matter.
Very truly yours,

Brisset Beer International, Inc.

By:	/s/ Stephane Pilon
Stephane Pilon
President, Chief Executive Officer, Chief Financial Officer, Treasurer and director
(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

cc: David Lubin, Esq.